UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-54081

Madison Bancorp, Inc.
(Exact name of registrant as specified in its charter)

8615 Ridgely’s Choice Drive, Suite 111, Baltimore, Maryland 21222  (410) 529-7400
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  143

Pursuant to the requirements of the Securities Exchange Act of 1934, Madison Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 14, 2014	By:	/s/ Michael P. Gavin
Michael P. Gavin
President and Chief Executive Officer